SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                      UNIVERSITY REAL ESTATE PARTNERSHIP V
                            (Name of Subject Company)


                ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.
                        MACKENZIE PATTERSON SPECIAL FUND
                             PEACHTREE PARTNERS
                 ACCELERATED HIGH YIELD PENSION INVESTORS, L.P.
                                C. E. PATTERSON
                                    (Bidders)

                  INCOME UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                            Copy to:
C.E. Patterson                              Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                   Derenthal & Dannhauser
1640 School Street, Suite 100               455 Market Street, Suite 1600
Moraga, California  94556                   San Francisco, California  94105
(510) 631-9100                              (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

          Transaction                                   Amount of
           Valuation                                    Filing Fee

           $839,850                                     $167.97


* For purposes of calculating the filing fee only. This amount assumes the purchase of 15,270 Income Units of Limited Partnership Interests ("Units") of the subject company at $55.00 in cash per Unit.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid: $137.43
             Form or Registration Number: Schedule 14D-1
             Filing Party: Accelerated High Yield Institutional Fund I, L.P. Date Filed: December 3, 1997

CUSIP NO.   None                       14D-1                Page 2 of ___ Pages
            -----


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             ACCELERATED HIGH YIELD INSTITUTIONAL FUND 1, L.P.


2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                  (a)      __
                                                                  (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)                       --

6.           Citizenship or Place of Organization

                     Florida

7.           Aggregate Amount Beneficially Owned by Each Reporting Person  146


8.           Check  if the  Aggregate  in  Row  (7)  Excludes  Certain  Shares
             (See Instructions)

                                                                           --

9.           Percent of Class Represented by Amount in Row (7)           0.82%


10.          Type of Reporting Person (See Instructions)

                     PN


univ1-14d1.edg

CUSIP NO.   None                      14D-1                 Page 3 of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             MACKENZIE PATTERSON SPECIAL FUND


2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                  (a)      __
                                                                  (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                           --

6.           Citizenship or Place of Organization

             California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person  146


8.           Check  if the  Aggregate  in  Row  (7)  Excludes  Certain  Shares
            (See Instructions)

                                                                           --

9.           Percent of Class Represented by Amount in Row (7)           0.82%


10.          Type of Reporting Person (See Instructions)

                     PN


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



CUSIP NO.   None                     14D-1                 Page 4  of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             PEACHTREE PARTNERS


2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                  (a)      __
                                                                  (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                           --

6.           Citizenship or Place of Organization

             Arizona

7.           Aggregate Amount Beneficially Owned by Each Reporting Person  10


8.           Check  if the  Aggregate  in  Row  (7)  Excludes  Certain  Shares
             (See Instructions)

                                                                           --

9.           Percent of Class Represented by Amount in Row (7)            0.05%


10.          Type of Reporting Person (See Instructions)

                     PN


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



CUSIP NO.   None                    14D-1                  Page 5  of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             ACCELERATED HIGH YIELD PENSION INVESTORS, L.P.


2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.           Citizenship or Place of Organization

                     Florida

7.           Aggregate Amount Beneficially Owned by Each Reporting Person  146


8.           Check  if the  Aggregate  in  Row  (7)  Excludes  Certain  Shares
             (See Instructions)

                                                                            --

9.           Percent of Class Represented by Amount in Row (7)            0.82%


10.          Type of Reporting Person (See Instructions)

                     PN


univ1-14d1.edg

CUSIP NO.   None                     14D-1                 Page 6  of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             C. E. PATTERSON

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person   146


8.           Check  if the  Aggregate  in  Row  (7)  Excludes  Certain  Shares
             (See Instructions)

                                                                            --

9.           Percent of Class Represented by Amount in Row (7)             0.82%


10.          Type of Reporting Person (See Instructions)

                     IN


univ1-14d1.edg

     The Schedule 14D-1 previously filed by the Bidders is hereby amended as set forth below.

Item 1.      Security and Subject Company.

     (a) This Schedule relates to Income Units of limited partnership interest (the "Units") of University Real Estate Partnership V (the "Issuer"), the subject company. The offer by Accelerated High Yield Institutional Fund 1, L.P., MacKenzie Patterson Special Fund, Peachtree Partners and Accelerated High Yield Pension Investors, L.P. (together the "Purchasers"), to purchase up to 15,270 Units for cash is hereby amended to increase the purchase price to a price equal to $55 per Unit less the amount of any distributions made or declared with respect to the Units between December 2, 1997 and December 31, 1997, or such later date to which the Purchasers may extend the offer. The Offer remains otherwise subject to the terms and conditions set forth in the Offer to Purchase dated December 2, 1997 (the "Offer to Purchase") and the related Letter of Transmittal

Item 11.     Material to be Filed as Exhibits.

             (a)(5)  Letter to Unitholders dated December 8, 1997.



univ1-14d1.edg
                                        8

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       December 18, 1997

ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

ACCELERATED HIGH YIELD PENSION INVESTORS, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

MACKENZIE PATTERSON SPECIAL FUND

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

PEACHTREE PARTNERS

By: /s/ Ira J. Gaines
    Ira J. Gaines, Partner

By: /s/ Barry Zemel
    Barry Zemel, Partner


/s/ C. E. Patterson
C. E. Patterson

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                                       10

                                  EXHIBIT INDEX


Exhibit              Description                                      Page

(a)(5)     Letter to Unitholders dated December 8, 1997

                                 Exhibit (a)(5)

univ1-14d1.edg

PLEASE READ THIS LETTER CAREFULLY.

To All University Real Estate Partnership V Income Unit Investors:

     As you are aware, MacKenzie Patterson Special Fund, Accelerated High Yield Institutional Fund, and Accelerated High Yield Pension Investors have collectively made a publicly filed tender offer to purchase your limited partnership units for $45 per unit. We have recently become aware of an unfiled offer, made by Everest Properties II, to purchase less than 5% of the outstanding units at $55 per unit. The Everest offer was made prior to our offer's mailing timeframe. In response, we hereby match the $55 per Income unit offer.

     There are several differences between the two offers which may make our offer of $55 more desirable to tendering Unitholders:

     1) Due to the Securities and Exchange Commission rules governing a filed tender offer, we are required to pay tendering Income Unitholders within 5 business days of the close of the offer. Everest makes no mention of when a Unitholder can expect to be paid.

     2) As Everest is only willing and legally allowed to accept a total of 868 units, if they have accepted their maximum by the time they receive your documents, they will be required to return your units to you. If this is the case, it is unlikely that you will receive notification from Everest in time to accept our matching offer.

     3) In addition the Everest offer is not subject to the same filing requirements and investor protection provisions under the Securities and Exchange Commission rules as our publicly filed offer is.

     Should you have any questions or concerns regarding either of these offers, please feel free to give us a call at 800-854-8357 and speak with one of our service representatives.

     Accelerated High Yield Institutional Fund I, L.P., MacKenzie Patterson Special Fund, Peachtree Partners and Accelerated High Yield Pension Investors, L.P.
12/8/97